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FEB 27 2015

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49474

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VERITY INVESTMENTS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

280 S. MANGUM STREET, SUITE 550
(No. and Street)

DURHAM	NC	27701
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

AMY SIMONSON (919) 490-6717
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RIVES & ASSOCIATES, LLP
(Name – *if individual, state last, first, middle name*)

702 OBERLIN ROAD, SUITE 410	RALEIGH	NC	27605
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/2/15

OATH OR AFFIRMATION

I, AMY SIMONSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VERITY INVESTMENTS, INC., as of DECEMBER 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

RODNESHA LEAKE
NOTARY PUBLIC
Wake County
North Carolina
My Commission Expires May 7, 2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VERITY INVESTMENTS, INC.
(A Wholly-Owned Subsidiary of
Verity Financial Group, Inc.)

Financial Statements and
Supplementary Information

For the Years Ended December 31, 2014 and
December 31, 2013

Rives & Associates, LLP
Certified Public Accountants

VERITY INVESTMENTS, INC.
(A Wholly-Owned Subsidiary of
Verity Financial Group, Inc.)

Financial Statements and
Supplementary Information

For the Years Ended December 31, 2014 and
December 31, 2013

VERITY INVESTMENTS, INC.
Table of Contents

Member:
American Institute of
Certified Public Accountants

Rives & Associates, LLP
Certified Public Accountants

Member:
North Carolina Association of
Certified Public Accountants

www.rivescpa.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
Verity Investments, Inc.
Durham, North Carolina

We have audited the accompanying financial statements of Verity Investments, Inc. (a North Carolina corporation), which comprise the statements of financial condition as of December 31, 2014 and 2013, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Verity Investments, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, audits of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Verity Investments, Inc. as of December 31, 2014 and 2013, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

The computation of net capital pursuant to SEC Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Verity Investments, Inc.'s financial statements. The supplemental information is the responsibility of Verity Investments, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Rives & Associates LLP

Raleigh, North Carolina
February 20, 2015

702 Oberlin Road, Suite 410
Raleigh, NC 27605
Phone: 919-832-6848
Fax: 919-832-7288

212 West Center Street
P.O. Box 1991
Lexington, NC 27293
Phone: 336-248-8281
Fax: 336-248-2335

1023 W. Morehead Street, Suite 100
Charlotte, NC 28208
Phone: 704-372-0960
Fax: 704-372-1458

VERITY INVESTMENTS, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2014 and December 31, 2013

	2014		2013	
ASSETS				
Current assets:				
Cash and cash equivalents	$	58,879	$	59,359
Receivables		43,201		38,166
Prepaid expenses		5,150		5,433
Other current assets		1,580		1,911
Total assets	$	108,810	$	104,869
LIABILITIES AND STOCKHOLDER'S EQUITY				
Current liabilities:				
Accrued expenses	$	5,250	$	5,250
Commissions payable		22,935		25,569
Due to parent		2,200		940
Due to affiliate		2,100		2,000
Income taxes payable		650		1,600
Total liabilities		33,135		35,359
Stockholder's equity:				
Common stock, no par value; 100,000 shares authorized; 100 shares issued and oustanding		35,000		35,000
Retained earnings		40,675		34,510
		75,675		69,510
Total liabilities and stockholder's equity	$	108,810	$	104,869

The accompanying notes are an integral part of these financial statements.

VERITY INVESTMENTS, INC.
STATEMENTS OF INCOME
For the Years Ended December 31, 2014 and December 31, 2013

	2014	2013
Revenues:		
Brokerage commissions	$ 92,612	$ 122,468
12b-1 distribution fees	132,816	144,551
Municipal income	189	276
Other income	26,300	39,079
Total revenues	251,917	306,374
Expenses:		
Commission expense	145,016	177,311
Management fee	77,300	87,000
Professional fees	8,250	6,496
Dues and subsrcriptions	500	1,000
Outside services	-	329
Insurance	5,185	5,036
Licenses expense	6,584	7,212
Office supplies	598	-
Miscellaneous expense	570	761
Total expenses	244,003	285,145
Income before income taxes	7,914	21,229
Less: current provision for income taxes	1,749	7,125
Net income	$ 6,165	$ 14,104

The accompanying notes are an integral part of these financial statements.

VERITY INVESTMENTS, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

For the Years Ended December 31, 2014 and December 31, 2013

	Common Stock	Retained Earnings	Total
Balances at January 1, 2013	$ 35,000	$ 20,406	55,406
Net Income for 2013	-	14,104	14,104
Balances at December 31, 2013	$ 35,000	$ 34,510	$ 69,510
Net Income for 2014	-	6,165	6,165
Balances at December 31, 2014	$ 35,000	$ 40,675	$ 75,675

The accompanying notes are an integral part of these financial statements.

VERITY INVESTMENTS, INC.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2014 and December 31, 2013

	2014	2013
Cash flows from operating activities:		
Net income	$ 6,165	$ 14,104
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Cash flows from changes in:		
Receivables	(5,035)	(14,081)
Prepaid assets	283	(975)
Other current assets	331	(1,825)
Accrued expenses	-	(12,250)
Commissions payable	(2,634)	14,831
Due to parent	1,260	872
Due to affiliate	100	2,000
Income taxes payable	(950)	1,339
Net cash provided (used) by operating activities	(480)	4,015
Net increase (decrease) in cash and cash equivalents	(480)	4,015
Cash and cash equivalents, beginning of year	59,359	55,344
Cash and cash equivalents, end of year	$ 58,879	$ 59,359
Supplemental disclosures of cash flow information		
Cash paid for:		
Income taxes	$ 3,639	$ 4,846

The accompanying notes are an integral part of these financial statements.

NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Verity Investments, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and member of the Financial Industry Regulatory Authority ("FINRA"). It is exempt from the provisions of SEC rule 15c3-3 under Section (k)(2)(i) of that same rule. The Company was incorporated in North Carolina on June 27, 2011 and is a wholly-owned subsidiary of Verity Financial Group, Inc. (the "Parent Company").Verity Asset Management, Inc. is a registered investment advisor, affiliated with the Company, and is a wholly-owned subsidiary of the Parent Company.

Basis of Presentation

The financial statements were prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Revenues are recognized in the period in which they are earned. Expenses are recognized in the period in which they are incurred.

Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities at the date of purchase or the date of the financial statement of less than ninety days, which are not held for sale in the ordinary course of business.

Use of Estimates

The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Income Taxes

The Company has elected to be included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the companies filed a consolidated tax return and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company has adopted the provisions of FASB ASC 740-10-25 *Accounting for Uncertainty in Income Taxes.* Under this provision, the Company must recognize the tax benefit associated with tax taken for tax return purposes when it is more likely than not the position will be sustained. The implementation had no impact on the Company's financial statements. The Company does not believe there are any material uncertain tax positions and, accordingly, it will not recognize any liability for unrecognized tax benefits. The Company is subject to routine audits by taxing jurisdictions; however there are currently no audits for any tax years in progress. The Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements as of December 31, 2014 and December 31, 2013, respectively.

NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Commissions

Commissions and related commission expenses are recorded at the time earnings information is obtained from clearing organizations.

Receivables

The Company uses the allowance method to determine uncollectible accounts based on an analysis of expected collection rates determined from past history. Management believes that all accounts receivable are collectible as of December 31, 2014 and December 31, 2013, respectively. Therefore, no allowance for doubtful accounts has been recorded.

Advertising

The Company expenses advertising costs as they are incurred. There were no advertising expenses for the year ended December 31, 2014 and December 31, 2013, respectively.

NOTE 2 – CONCENTRATION OF CREDIT RISK

The company maintains cash balances at a local institution. The cash balances at this institution are insured by the Federal Deposit Insurance Corporation up to $250,000 for interest bearing accounts and unlimited for non-interest bearing accounts. FASB ASC 825, *Financial Instruments*, identifies these items as a concentration of credit risk requiring disclosure, regardless of risk. The Company's cash balances were fully insured as of December 31, 2014 and December 31, 2013, respectively.

NOTE 3 - RELATED PARTY TRANSACTIONS

By mutual agreement, Verity Financial Group, Inc., the Parent of Verity Investments, Inc., and Verity Asset Management, Inc., an affiliate of the Company, agreed to pay all expenses incurred by the Company for rent, supplies, utilities, and salaries. The Company's share of these infrastructure expenses are shown as management fees on the statement of income and are recorded as amounts due to parent on the statement of financial condition.

Total management fees for the year ended December 31, 2014 and December 31, 2013 were $77,300 and $87,000, respectively. At December 31, 2014 and December 31, 2013, $2,200 and $ 940 were due to the Parent Company, respectively. At December 31, 2014 and December 31, 2013, $2,100 and $2,000 were due to Verity Asset Management, Inc., respectively.

The allocations of the fees paid were as follows:

	2014	2013
To Verity Financial Group, Inc.	$ 38,100	$ 47,000
To Verity Asset Management, Inc.	39,200	40,000
	$ 77,300	$ 87,000

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1. At December 31, 2014 and December 31, 2013, the Company had excess net capital of $34,834 and $26,329, respectively. The Company's required minimum net capital is $25,000. At December 31, 2014 and December 31, 2013, the Company's ratio of aggregate indebtedness to net capital was .55 to 1 and .69 to 1, respectively.

NOTE 5 – SUBSEQUENT EVENTS

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements. Subsequent events have been evaluated through February 17, 2015, which is the date the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

VERITY INVESTMENTS, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1
Year Ended December 31, 2014

Computation of net capital:		
Total ownership equity from statement of financial condition		$ 75,675
Deductions and/or changes:		
Non-allowable assets:		
Receivables from non-customers		255
Portion of broker-dealer receivables greater than commission payable		8,856
CRD deposits		1,580
Prepaid expenses		5,150
		15,841
Net capital		59,834
Computation of basic net capital requirement:		
Minimum net capital required:		
Calculation (6-2/3% of aggregate indebtedness)	2,209	
Company requirement	25,000	
Net capital requirement (greater of the above)		25,000
Excess net capital		$ 34,834
Net capital less greater of 10% of total aggregate indebtedness or 120% of minimum net capital requirement		$ 29,834
Computation of aggregate indebtedness:		
Total liabilities from statement of financial condition		$ 33,135
Percentage of aggregate indebtedness to net capital		55.38%
Net Capital Reconciliation:		
Net Capital as per the FOCUS Report-Part IIA		$ 59,834

There are no material differences from the preceding computation and the Company's corresponding unaudited part II of form X-17A-5 as of December 31, 2014.

Member:
American Institute of
Certified Public Accountants

Rives & Associates, LLP
Certified Public Accountants

Member:
North Carolina Association of
Certified Public Accountants

www.rivescpa.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
of Verity Investments, Inc.

We have reviewed management's statements, included in the accompanying Annual Exemption Report, in which (1) Verity Investments, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Verity Investments, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: ((k)(2)(i)) (the "exemption provisions") and (2) Verity Investments, Inc. stated that they met the identified exemption provisions throughout the most recent fiscal year without exception. Verity Investments, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Verity Investments, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i)) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Rives & Associates LLP

Raleigh, North Carolina
February 24, 2015

702 Oberlin Road, Suite 410
Raleigh, NC 27605
Phone: 919-832-6848
Fax: 919-832-7288

212 West Center Street
P.O. Box 1991
Lexington, NC 27293
Phone: 336-248-8281
Fax: 336-248-2335

1023 W. Morehead Street, Suite 100
Charlotte, NC 28208
Phone: 704-372-0960
Fax: 704-372-1458

VERITY
Investments, Inc.

Independent Thinking.
Meaningful Results.

Verity Investments, Inc. – Exemption Report

Verity Investments, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k) (2) (i).

2. The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k) throughout the most recent fiscal year without exception.

Verity Investments, Inc.
I, Steven Butz, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]
Chief Compliance Officer
February 20, 2015

Member FINRA, SIPC

280 South Mangum Street
550 Diamond View II
Durham, NC 27701

(919) 490.6717
(800) 247.6717
(919) 489.8939 fax

www.verityinvest.com